Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03045338

9th December 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 9th December 2003.

"Appointment of Executive Directors of Premier Oil Plc ("Premier")"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dw 1/5

Premier Oil PLC
9 December 2003

Appointment of Executive Directors of Premier Oil Plc ("Premier")

The Board of Premier is pleased to announce the appointment of Robin Allan and Simon Lockett as Executive Directors with immediate effect.

On 10 January 2003, Premier announced the appointment of Robin Allan as Head of Business Development and Simon Lockett as Head of Operations and Technical.

Sir David John, Chairman of Premier said: "I am delighted to announce the appointment of Robin Allan and Simon Lockett to the Board. They bring extensive exploration and operational experience and will make a valuable addition to our Board."

ENQUIRIES:

Premier Oil plc Tel: 020 7730 1111
Charles Jamieson
John van der Welle

College Hill Tel: 020 7457 2020
James Henderson

There are no matters in connection with these appointments to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.